Exhibit 99.1

3Q21 Earnings Release

November 16th, 2021

investors.stone.co

stone co.

StoneCo Reports Third Quarter of 2021 Financial Results

George Town, Grand Cayman, November 16, 2021 - StoneCo Ltd. (Nasdaq: STNE) (“Stone” or the “Company”), a leading provider of financial technology and software solutions that empowers merchants to conduct commerce seamlessly across multiple channels, today reports its financial results for its third quarter ended September 30, 2021.

“Dear Investor,

It has been three years since StoneCo became a public company. This milestone causes us to reflect on the progress we’ve made in such a short time, as well as the learnings we have accumulated since our foundation.

Since our IPO in 2018, we have built on our strengths to scale the business – growing our client base 5.9 times, increasing our revenue by 3.5 times and TPV by 3.4 times, and evolving our solutions beyond payments – reaching over 422,000 banking clients and over 200,000 software clients. We continue to attract great talent and sustain the best levels of customer service.

But much more than talking about numbers, we believe what makes Stone unique is our purpose, our people, and our culture.

Our purpose is to serve Brazilian Entrepreneurs, transforming their dreams into results. From our point of view, any merchant who wakes up every morning to build a dream is an entrepreneur. As entrepreneurs ourselves, we are proud to serve them and help turn their aspirations and objectives into business results. Serving our clients always comes first. They bring us together and are the main reason for everything we do.

We aim to improve Brazilian society by supporting its entrepreneurs. We do this by serving them with excellence, promoting fairer financial relationships, enhancing business productivity, and providing more sales options. We aspire to be a positive force in transforming the retail and financial industries through more balanced relationships.

We, at Stone, are bound together not only by this common purpose but also by our culture and our values. They guide the way we do things, bringing like-minded people together and driving behavior at every level of our company. It is foremost through our culture that we aspire to serve all clients with equal respect, in every sector and region of the country.

We operate with an ownership mentality, both in attitude and in our hearts. We make a conscious effort to learn every single day, cultivating a healthy discomfort in who we are today because we strive to be a better version tomorrow. We believe in meritocracy as the best way to be fair with each other.

In Stone, the best argument always wins. Extreme honesty, with respect, is what builds a stronger company, one day after the other. We remind ourselves to leave our egos at the door. And no matter the circumstance, we always fight for what is right.

We also believe that our team is stronger than each individual – no one achieves great things alone. Strong and trusting relationships are the foundation of a lasting business. Hence, we cultivate a genuine interest in others and hold high standards because they attract high-quality people.

As entrepreneurs, we take great pleasure in building things. We have a passion for excellence. No effort is too small when we are serving our clients. We are ambitious and pursue results relentlessly.

To fulfill our purpose and live by our values, we took on the challenge of building the best financial platform on top of the payments solution that brought us here, taking our relationship with our clients to the next level. From our early beginnings, we have always built our business around the merchant. This has motivated us to establish the hyper-local distribution that enables us to be closer to our clients. Our proprietary technology provides cost efficiencies and reliability that our clients need, and we provide the best customer service in our industry.

With the acquisition of Linx and our current breadth of solutions for multiple retail verticals, we seek to build the best workflow tools that provide efficiency to our merchants and helps them sell more through multiple channels. We are just at the beginning of our journey to combine software and financial services that will bring even more tangible results to our clients, and we are really excited about the opportunities we are seeing.

Looking ahead, we will intensify our focus on developing products that improve the everyday lives of our merchants and propel their success. We will allocate time, energy and capital toward improving the integration and user experience on all of our financial services and software products as well as new product development. We firmly believe we can help businesses that run on Stone to be more successful.

Even though we have evolved and grown our business significantly since our IPO, our heritage values remain strong as ever and will not change: our commitment to serving our clients, our passion to find and develop the best young talents in our country, and our ambition to be a positive force in the evolution of our industry and our country.

Thank you for supporting us. We look forward to the years to come.”

Thiago Piau, CEO

Operating and Financial Summary

Table 1: Operating and Financial Metrics

Main Operating and Financial Metrics	3Q21	3Q20	Δ	9M21	9M20	Δ
Consolidated Operating Metrics
TPV (R$ billions)[1]	75.0	69.7	7.6%	186.4	145.4	28.1%
TPV ex-Coronavoucher (R$ billions)[1]	73.9	48.1	53.6%	183.3	121.8	50.5%
Total Active Payment Clients (thousands)[2]	1,388.4	655.5	111.8%	1,388.4	655.5	111.8%
Total Period Net Additions[2]	293.8	94.1	212.2%	613.9	149.5	310.5%
Active Payment Clients (ex-micromerchants) (thousands)[3]	846.8	591.7	43.1%	846.8	591.7	43.1%
Period Net Additions (ex-micromerchants) (thousands)[3]	80.3	64.6	24.3%	184.7	106.1	74.0%
Micromerchants Active Clients[4]	545.1	65.0	738.8%	545.1	65.0	738.8%
Consolidated Financial Metrics
Total Revenue and Income (R$ millions)	1,469.6	934.3	57.3%	2,950.7	2,318.4	27.3%
Total Revenue and Income ex-credit (R$ millions)	1,472.3	777.9	89.3%	3,325.1	2,077.5	60.1%
Adjusted Pre-Tax Income (R$ millions)	128.7	422.7	(69.6%)	178.6	855.9	(79.1%)
Adjusted Pre-Tax Income ex-credit (R$ millions)[5]	156.0	270.4	(42.3%)	608.4	623.9	(2.5%)
Adjusted Net Income (R$ millions)	132.7	287.9	(53.9%)	169.6	600.4	(71.8%)
Adjusted diluted EPS	0.46	0.99	(53.7%)	0.59	2.12	(72.3%)

Financial Operating System for Micro + SMB (MSMBs)[6]
Payments
TPV (R$ billions)[7]	51.6	28.5	81.3%	123.6	70.4	75.6%
Active Payment Clients (thousands)[2]	1,336.1	606.7	120.2%	1,336.1	606.7	120.2%
Period Net Additions (thousands)[2]	290.3	89.4	224.8%	616.3	145.0	325.2%
Digital Banking
Digital Active Banking Account (thousands)[8]	422.5	105.6	299.9%	422.5	105.6	299.9%
Total Accounts Balance (R$ millions)	1,287.1	370.9	247.0%	1,287.1	370.9	247.0%
Stone Card TPV (R$ millions)	415.8	144.4	188.0%	928.3	256.0	262.7%
Credit
Credit Portfolio (R$ millions)[9]	1,591.4	1,090.7	45.9%	1,591.4	1,090.7	45.9%
Credit Clients (thousands)	102.4	73.0	40.3%	102.4	73.0	40.3%
Take Rate
Take Rate[10]	1.66%	2.36%	(0.69 p.p.)	1.45%	2.30%	(0.86 p.p.)
Take Rate ex-credit[10]	1.67%	1.81%	(0.14 p.p.)	1.75%	1.96%	(0.21 p.p.)

Key Accounts
TPV (R$ billions)[11]	23.4	41.3	(43.4%)	62.7	75.1	(16.4%)
TPV ex-Coronavoucher (R$ billions)[11]	22.4	20.3	10.5%	60.0	52.1	15.2%
Active Payment Clients (thousands)	56.1	50.5	11.1%	56.1	50.5	11.1%
Take Rate[12]	0.62%	0.50%	0.12 p.p.	0.72%	0.72%	0.01 p.p.

Software
Consolidated Software Revenue[13]	315	19	1571.2%	408	41	897.3%

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1 Does not include R$2.1 billion in TPV from Linx.

2 Active clients are calculated as clients that have transacted at least once over the preceding 90 days, except for micromerchants, where Active Clients mean clients that have transacted with TON or Stone Mais solution at least once over the last 12 months. Does not include clients from Linx Pay.

3 Active clients mean clients that have transacted at least once over the preceding 90 days. Does not include clients from Linx Pay.

4 For micromerchant clients under the brand TON, Active Clients mean clients that have transacted with TON or Stone Mais solution at least once over the last 12 months.

5 Adjusted pre-tax numbers ex-credit exclude credit revenue and financial expenses associated with the credit product. However, it does not exclude any other costs and expenses.

6 Includes offline and online SMB offering of Stone and Pagar.me.as well as micromerchants under TON, unless otherwise noted.

7 Does not include TPV from Linx Pay.

8 Does not include clients from our online SMB offering Pagar.me or micromerchants under the brand TON.

9 We have changed the definition of our managerial portfolio in the second quarter of 2021 to make it closer to market standards definition: (i) we stopped accrual of outstanding balances with over 60 days without reducing principal (this was already done in the fair value calculation, but not in the calculation of the portfolio outstanding) - this change decreases the portfolio balance vs. old method; (ii) we are now considering the outstanding balance of distressed clients, whereas in the old method we considered only the recovery value of those balances - this change increases the  portfolio balance vs. old method.

10 Does not include sale of POS for micromerchants.

11 Does not include TPV from Linx Pay.

12 Does not include volumes and revenues from Linx.

13 Includes 100% of Linx’s Net Revenues in the third quarter of 2021.

3Q21 Operational and Strategic Evolution

Overall Performance and Strategic Highlights

The third quarter of 2021 was marked by strong evolution towards our two main strategic goals: (i) to be the best financial operating system for Brazilian merchants and (ii) to be the best workflow tool for Brazilian merchants and help them sell more through multiple channels. Total annualized revenue in the quarter was R$5.9 billion, of which financial services represent approximately 72%14 while software solutions represent approximately 21%.

In financial services, net addition of clients was 293,800 in the quarter, reaching a total of nearly 1.4 million active payment clients, led by a strong performance in our Micro+SMB (“MSMB”) business, which grew TPV by 81.3% year over year. Our consolidated TPV reached R$75.0 billion15, or R$73.9 billion excluding Coronavoucher16, a 53.6% year over year growth, with record TPV addition (ex- Coronavoucher), both on a year over year and quarter over quarter basis.

Within the MSMB client base, we balanced accelerated growth (81.3% TPV growth in the third quarter of 2021 vs. 43.5% in the third quarter of 2020) with healthy monetization, with a monthly ARPU17 of R$287 per MSMB client (R$365 in SMBs and R$117 in Micro) in the quarter while reducing client acquisition costs (“CAC”) (-28% year over year). While the operational cost to serve MSMBs was roughly stable, funding costs increased 252% year over year as a result of the higher CDI rate in Brazil. As a net result, payback periods for new cohorts have ranged between 11 and 15 months.

Consolidated software revenue increased from R$18.8 million in the third quarter of 2020 to R$314.8 million in the third quarter of 2021, mainly driven by the consolidation of Linx and a 182% growth in consolidated revenue from our existing software portfolio (excluding Linx). On a proforma basis for Linx acquisition, consolidated revenue grew 27.5% year over year. The number of clients using a software solution reached over 200,000 in the quarter.

Within Linx, we executed the following steps during the quarter: (i) re-organization of leadership; (ii) integration of main back-office functions, especially Finance; (iii) migration of half of Linx Pay subacquiring clients to Stone, with approximately 80% having already opted-in (we plan to conclude this process by year-end); (iv) a better understanding of key client segments, initial investments to improve customer service and technology investments in core and digital solutions. We are now shifting focus to capturing the growth opportunities we see ahead.

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14 Does not include R$98.6 million of unallocated revenue, including Other Financial Income, revenue from TAG (registry of receivables), among others.

15 Does not include R$2.1 billion in TPV from Linx Pay.

16 Temporary Government aid program, amid COVID-19 crisis.

17 Average Revenue per Merchant

As we indicated in the beginning of the year, we significantly increased the level of investments in our operation this quarter when compared to the third quarter of 2020, with incremental investments of approximately R$120 million in the growth of our operation and in new businesses. These investments include hub expansion, investments in new solutions (banking, insurance, credit, software), marketing, technology, TAG (our registry business), among others. Such investments, combined with a higher base rate (CDI) in Brazil, which increased our Financial Expenses, had a negative impact in our bottom line. Our Adjusted Pre-Tax Income was R$128.7 million in the quarter, compared with R$422.7 million in the third quarter of 2020.

Looking ahead, we see several avenues of growth that reinforce each other to create more value to clients with good unit economics:

•	We still see a big room to expand our MSMB client base, given that we estimate there are over 8 million SMBs and over 20 million Micro clients in Brazil;

•	Our ability to grow active base compounds with the potential to increase revenue per merchant over time by offering additional solutions to our clients;

•	In credit, we envision three products to attend to different client needs: our current credit product that we are turning around, credit card, and overdraft. We continue to focus on engineering, improvement of our operation and strengthening of the team. We’ll start testing our credit product in a small scale shortly;

•	We see the software opportunity in SMBs at the very beginning: our footprint and distribution, combined with vertical knowledge and integration capabilities provide the building blocks to our vision of software and integrated financial services in the SMB space;

•	When we look at Linx’ clients, they have approximately R$350 billion in annualized GMV and we monetize only 0.3% of such value. Also, those clients have approximately R$200 billion in annual TPV and mid-single digits penetration with our payments solutions. We see plenty of room to grow organically in current verticals, expand vertical coverage through new investments, further help our clients with integrated financial services offers and with products to help them sell more through multiple channels.

Financial Services

MSMB Financial Operating Platform

The MSMB business showed record net addition of clients and a TPV growth of 81.3% year over year in the quarter. The 2-year TPV CAGR was 61%, accelerating from 48% in the second quarter of 2021 and 42% in the first quarter of 2021.

TPV growth was driven by both SMBs and micromerchant segments, with SMBs18 growing 70.3% over the prior-year period and micromerchants growing their TPV 22.8x year over year or 2.3x quarter over quarter.

MSMB client base reached a record of over 1.3 million clients in the quarter, with a net addition of 290,300, or 54.4% higher than the 188,000 clients added in the prior quarter and 3.2x more year over year.

From the 1.3 million MSMB clients, SMBs reached a client base of 794,400, delivering a net addition of clients of 76,700, 62.2% higher than the previous quarter. Meanwhile, micromerchants reached 545,100 clients, with net addition of 214,700, 53.4% higher than the previous quarter.

The acceleration of our MSMB business stems from continued investments in our operation.

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18 Includes offline and online SMB offering of Stone and Pagar.me.

Take rate (ex-credit) in our MSMB business has decreased from 1.81% in the third quarter of 2020 to 1.67% in the third quarter of 2021. However, due to higher average TPV per client both in SMBs and in micromerchants, average revenue per client has increased in both segments on a year-over-year basis.

In addition to the growth in MSMB payments offerings, we are evolving our financial operating system, with more clients using multiple financial solutions beyond payments. Currently, 53% of our Stone SMB acquiring clients already use additional financial solutions provided by us, compared with 48% one quarter ago and 27% in the prior-year period.

The number of active banking accounts reached 422,500, compared with 340,100 in the second quarter of 2021 and 4.0x higher than in the third quarter of 2020. The number of clients settling their sales directly in their Stone account was 319,600 in the quarter, 17.2% growth quarter over quarter or 3.6x year over year.

Chart 5: Stone SMB Active Banking Clients (‘000)

Banking money-in volumes, which do not include our payments TPV, grew 3.6x year over year or 1.5x quarter over quarter, reaching R$7.3 billion. Total accounts balance was R$1.3 billion, a growth of 3.5x compared with the third quarter of 2020. Banking money-out volumes increased 4.5x year over year and reached R$22.3 billion, and prepaid cards TPV grew 2.9x over the same period to R$415.8 million.

We have accelerated TPV growth and net addition of clients in the MSMB segment while keeping healthy levels of monetization. ARPU in our MSMB business is at approximately R$287 on a monthly basis, with R$365 per month for SMBs and R$117 per month for micromerchants, growing 3% and 247% year over year, respectively. In the meantime, our average customer acquisition cost decreased 28% year over year, with a 1% increase in SMBs and a 17% decrease in micromerchants. Cost to serve, including funding costs, increased 55% year over year as a result of 252% higher funding costs, mostly related to the higher base rate in Brazil, and partially offset by other costs which decreased 4% over the same period. As a net result, the payback periods for new cohorts have ranged between 11 and 15 months. Due to the increase in the Brazilian base rate experienced throughout past quarters, we have started to adjust our commercial policies to the new interest rate environment.

ARPU of financial solutions beyond payments has also increased, with banking transactional revenue per client increasing by 34% year over year to R$17.0 per month. Also, we have recently started to offer insurance solutions to some of our clients, through an origination fee model, under which we do not take any insurance risk. Although still in pilot mode, we believe trends are encouraging. Number of active contracts of insurance solutions increased from less than 500 in the first quarter of 2021 to 14,50019 in the third quarter of 2021, while monthly ARPU increased from R$6.7 to R$10.7 over the same period.

Key Accounts – Fintech-as-a-service (“FaaS”)

Excluding Coronavoucher, Key Accounts TPV grew 10.5% year over year, explained by a 55.2% growth from platform clients, partially offset by 2.3% decline in subacquirers’ TPV, which continues to decrease share in overall volumes and revenue. Reported Key Accounts TPV was R$23.4 billion in the third quarter of 2021, declining 43.4% year over year as a result of R$21.0 billion contribution from Coronavoucher volumes in the third quarter of 2020, compared with only R$1.0 billion in the current quarter.

With the slower performance in subacquirers, we have continued to see decreasing concentration of our client base, with subacquirers representing 21% of total TPV ex-Coronavoucher in the third quarter of 2021 compared with 33% in the prior-year period. In terms of revenue, subacquirers are much less relevant, with our top 2 subacquirers representing only 1% of StoneCo’s revenue net of funding costs.

In our platform services business, we enable third party software providers and platforms to embed payments and financial services through API integrations. Revenue from platform services currently represent around 60% of Key Accounts’ revenue, up from 48% in the previous quarter.

We have seen a decrease in Key Accounts take rate from 0.76% in the second quarter of 2021 to 0.62% in the third quarter. This decrease is mainly explained by lower (i) MDRs, (ii) credit vs debit mix, (iii) duration, and (iv) prepaid volumes in subacquirers. Those effects were partially offset by higher prepayment prices as a result of the increase in the base rate in the country.

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19 Comprised of clients with store and/or life insurance.

20 Active Contracts refer to merchants who have contracted at least one insurance product (business and/ or life insurance) and is in compliance with their financial obligations in the last 60 days.

Update on Legacy Credit Portfolio

Legacy credit portfolio is performing according to our expectations. Net cash inflow from our credit product in the third quarter of 2021 was R$483.3 million, approximately R$9 million higher than we previously expected.

Due to the amortization of contracts, our portfolio is currently at R$1.6 billion, compared with approximately R$2.0 billion in the previous quarter.

Our NPL ratio (clients with 60 days without reducing principal) increased from 35% in the second quarter of 2021 to 48% in the third quarter of 2021, in line with our expectations. Our legacy portfolio is becoming naturally skewed towards non-performing loans, given that no additional disbursements were made and performing clients are settling their contracts. We took the decision to split the portfolio in multiple samples and we are trying different approaches and comparing results, which we believe will teach us valuable lessons on the long term. The coverage ratio decreased from 112% in the second quarter of 2021 to 102% in the third quarter of 2021. The provisions made in the second quarter of 2021, recognized in our fair value methodology, accounted for potential future delinquency, including clients that were still performing in the second quarter of 2021 and that our model predicted that would become non-performing in the future. Therefore, no further adjustment to our fair value due to higher delinquency was needed in the third quarter of 2021.

Table 2: Credit Metrics

Credit Metrics	2Q21	3Q21
Outstanding balance	1,998	1,591
Provisions for losses	781	775

NPL (Portfolio without any payments)	373	466
% of portfolio	19%	29%
Coverage Ratio	209%	166%

NPL (Portfolio without principal payments)	700	757
% of portfolio	35%	48%
Coverage Ratio	112%	102%

Software Solutions

With the closing of the Linx deal on July 1st, our software business has gained significant scale and reached leadership in the retail software market in Brazil. Together, Linx and Stone have a software client base of over 200,00021 clients across different verticals and value-added solutions.

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21 Combines clients from Linx on the concept based on “CLIFORS”, that refers to a paying entity represented by 1 taxpayer’s ID, regardless of number of stores, and includes unique clients of other solutions, excluding overlap of clients that use more than one solution.

Our consolidated software revenue in the third quarter of 2021 was R$314.822 million, with Linx contributing R$261.7 million. With that, software solutions already account for 21%23 of our Total Revenue and Income. Our software business, on a proforma basis for Linx acquisition, grew 27.5%24 year over year. Besides, consolidated software revenue from our portfolio ex-Linx grew 182% year over year to R$53.1 million.

We estimate that Linx clients’ GMV is approximately R$35025 billion and given Linx’s annualized recurring revenue of R$1 billion, we monetize 0.3% of that volume. We also estimate Linx clients’ TPV to be around R$200 billion, with mid-single digits penetration within Linx’s clients. We believe that we can do more for Linx’s clients, improving their service level and offering them solutions that combine efficient workflow tools, omnichannel experience, and financial services.

Looking at our software business on a consolidated basis, we highlight the representation from different client tiers. Of the total consolidated software revenue:

•	Key Accounts currently represent 9% of total software revenues. For this client segment, our execution is geared towards a high level of customization of large retailers’ workflows. We see value in this segment coming from the level of data regarding consumer purchase behavior and the digital/omni maturity of our clients.

•	Mid/large clients account for 80% of software revenues and it is in this segment that we believe vertical expertise is key and we will drive focus towards organic growth within current verticals and inorganic growth through retail vertical expansion. We see further value to mid/large clients by upselling solutions that help them digitize and by creating integrated financial services offerings specific to each vertical’s needs.

•	SMBs account for 11% of overall software revenues and are where we see the biggest opportunity ahead: today we have over 120,000 SMB clients using software and 1.4 million payments clients and will work to leverage on our distribution capabilities to drive organic growth of software in this client segment.

Linx Update

In the third quarter of 2021, Linx’s recurring revenue26 grew 15.5%, with core POS/ERP solutions growing by 21.2%, driven both by an increase in average ticket and an increase in the number of stores served (approximately 106,000 stores in the third quarter of 2021). The number of omnichannel stores reached 5,200, with 52.4% year-over-year growth in OMS recurring revenue. E-commerce platform’s GMV reached R$0.5 billion in the quarter, representing a 2-year CAGR of 30%.

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22 Includes 100% of Linx’s Net Revenues.

23 Does not include R$98.6 million of unallocated revenue, including Other Financial Income, revenue from TAG (registry of receivables), among others.

24 Growth in consolidated software revenue of Stone and Linx proforma.

25 Estimated GMV for Brazil, which excludes NAPSE (LatAm ex-Brazil operations).

26 Includes royalties.

As we previously said, we are going to invest significantly in technology over the first 5 years following the closing of the transaction to improve Linx’s solutions further and develop the products that our clients need.

Subsequent events

1.	As stated in the last quarter, we are monitoring closely the global microchip crisis and its evolution. Although we do not foresee impacts to our ability to grow, if the situation gets worse the industry could face some POS shortages. Also, due to the recent news flow, we would also like to highlight that we currently count on six POS hardware suppliers to enable our offline clients to accept electronic payments, with PAX being one of them.

The PAX POS used in our operation runs on our proprietary software applications for payments, which are homologated by the main card schemes in Brazil. Besides, all POS hardware used in our operations are PCI certified.

Additionally, StoneCo counts with a dedicated cybersecurity team to ensure the well-functioning of our operation and the data privacy of our clients and during the deep diligence made by our team, we did not find any indication of security breaches in the terminals.

2.	In addition, we have recently invested in Gyra+, a credit fintech platform for SMBs. Gyra+ has a great team of entrepreneurs, with expertise in the industry and we believe that this investment will help us improve our data, technology, and product expertise in credit. Expected to close in 4Q21, this investment will also increase our ability to integrate into additional platforms with a fee business model, with no balance sheet risk.

Table 3: Quarterly Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	3Q21	% Rev.	3Q20	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	436.7	29.7%	354.1	37.9%	23.3%	(8.2 p.p.)
Net revenue from subscription services and equipment rental	371.0	25.2%	92.5	9.9%	301.0%	15.3 p.p.
Financial income	607.7	41.4%	460.1	49.2%	32.1%	(7.9 p.p.)
Other financial income	54.3	3.7%	27.6	3.0%	96.7%	0.7 p.p.
Total revenue and income	1,469.6	100.0%	934.3	100.0%	57.3%	0.0 p.p.
Cost of services	(525.6)	(35.8%)	(208.1)	(22.3%)	152.6%	(13.5 p.p.)
Administrative expenses	(359.8)	(24.5%)	(106.2)	(11.4%)	238.9%	(13.1 p.p.)
Selling expenses	(308.2)	(21.0%)	(139.5)	(14.9%)	120.9%	(6.0 p.p.)
Financial expenses, net	(330.7)	(22.5%)	(64.7)	(6.9%)	411.3%	(15.6 p.p.)
Fair value adjustment on equity securities designated at FVPL	(1,341.2)	(91.3%)	0.0	0.0%	n.a.	(91.3 p.p.)
Other income (expenses), net	(29.1)	(2.0%)	(43.3)	(4.6%)	(32.8%)	2.7 p.p.
Loss on investment in associates	(2.8)	(0.2%)	(1.1)	(0.1%)	155.1%	(0.1 p.p.)
Profit before income taxes	(1,427.8)	(97.2%)	371.5	39.8%	n.m	(136.9 p.p.)
Income tax and social contribution	167.6	11.4%	(122.4)	(13.1%)	n.m	24.5 p.p.
Net income for the period	(1,260.2)	(85.7%)	249.1	26.7%	n.m	(112.4 p.p.)

Adjusted Net Income	132.7	9.0%	287.9	30.8%	(53.9%)	(21.8 p.p.)

Table 4: Accumulated Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	9M21	% Rev.	9M20	% Rev.	Δ %	Δ p.p.
Net revenue from transaction activities and other services	1,114.2	37.8%	808.9	34.9%	37.7%	2.9 p.p.
Net revenue from subscription services and equipment rental	663.8	22.5%	266.1	11.5%	149.5%	11.0 p.p.
Financial income	1,016.5	34.4%	1,146.0	49.4%	(11.3%)	(15.0 p.p.)
Other financial income	156.2	5.3%	97.5	4.2%	60.3%	1.1 p.p.
Total revenue and income	2,950.7	100.0%	2,318.4	100.0%	27.3%	0.0 p.p.
Cost of services	(1,067.7)	(36.2%)	(556.7)	(24.0%)	91.8%	(12.2 p.p.)
Administrative expenses	(599.2)	(20.3%)	(270.0)	(11.6%)	121.9%	(8.7 p.p.)
Selling expenses	(694.1)	(23.5%)	(366.0)	(15.8%)	89.6%	(7.7 p.p.)
Financial expenses, net	(580.8)	(19.7%)	(275.7)	(11.9%)	110.7%	(7.8 p.p.)
Fair value adjustment on equity securities designated at FVPL	(500.0)	(16.9%)	0.0	0.0%	n.a.	(16.9 p.p.)
Other income (expenses), net	(134.8)	(4.6%)	(86.8)	(3.7%)	55.2%	(0.8 p.p.)
Loss on investment in associates	(9.2)	(0.3%)	(3.9)	(0.2%)	135.4%	(0.1 p.p.)
Profit before income taxes	(635.2)	(21.5%)	759.2	32.7%	n.m	(54.3 p.p.)
Income tax and social contribution	59.3	2.0%	(227.9)	(9.8%)	n.m	11.8 p.p.
Net income for the period	(575.9)	(19.5%)	531.3	22.9%	n.m	(42.4 p.p.)

Adjusted Net Income	169.6	5.7%	600.4	25.9%	(71.8%)	(20.2 p.p.)

Total Revenue and Income

Total Revenue and Income in the third quarter of 2021 was R$1,469.6 million, an increase of 57.3% from R$934.3 million in the third quarter of 2020 with contribution from the consolidation of Linx’s results in the quarter.

Excluding Linx, which accounted for R$261.7 million in revenue in the quarter, our Total Revenue and Income grew 29.3% to reach R$1,207.9 million.

As we have put our credit product on hold in the third quarter of 2021, as discussed in our second quarter of 2021 Earnings Release, credit has not contributed to our revenue in the third quarter of 2021, compared with a revenue of R$156.5 million in the third quarter of 2020. Excluding the credit product and proforma for Linx, our Total Revenue and Income grew 46.4% year over year.

In MSMBs, our revenues apart from credit grew strongly as a result of investments in our operation, which supported a strong client base and TPV growth in the quarter. In Key Accounts, revenue was lower year over year, impacted by the significant Coronavoucher volumes in the third quarter of 2020. Excluding Coronavoucher revenues, we saw Key Accounts’ revenues declining slightly, mainly due to the subacquirer segment performance, partially compensated by a stronger result in our platform clients.

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$436.7 million in the third quarter of 2021, an increase of 23.3% compared with the third quarter of 2020. This increase was mostly due to (i) 53.6% year over year consolidated TPV growth excluding Coronavoucher volumes; (ii) new revenue streams, (iii) higher revenue from TON, including its membership fee and (iv) the consolidation of Linx, which added R$33.0 million to our Net Revenue from Transaction Activities and Other Services. Those effects more than offset the decline in revenue related to Coronavoucher, the Government aid program that was in full speed in the third quarter of 2020 amid the COVID-19 crisis, which decreased from R$59.4 million in the third quarter of 2020 to R$2.0 million in the third quarter of 2021.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental was R$371.0 million in the third quarter of 2021, 301.0% higher than the third quarter of 2020, mainly due to the consolidation of Linx into our results, which added R$219.2 million to our Net Revenue from Subscription Services and Equipment Rental. Excluding Linx, Subscription Services and Equipment Rental revenue grew 64.1%. This increase was primarily due to a higher active client base combined with the contribution from our software solutions and partially offset by lower POS average subscription per client, which is mainly a result of additional new-client subscription incentives.

Financial Income

Financial Income in the third quarter of 2021 was R$607.7 million, an increase of 32.1% year over year, despite our credit solution being temporarily out of operation and having contributed R$156.5 million in revenues in the third quarter of 2020. Our prepayment business continues to grow at a strong pace, with our Financial Income excluding credit and Linx growing by 99.8% year over year.

Revenue from our credit solution legacy portfolio (pre-July 2021) is accounted for at fair value and factors in expected delinquency and recovery rates. From July onwards, all new disbursements are accounted for under the accrual methodology.

Other Financial Income

Other Financial Income was R$54.3 million in the third quarter of 2021, compared with R$27.6 million for the third quarter of 2020. This increase was mainly due to the higher base rate in the country year over year, partially compensated by a lower average cash balance.

Costs and Expenses

Cost of Services

Cost of Services were R$525.6 million, 152.6% higher year over year. Excluding Linx consolidation, Cost of Services were R$380.1 million, 82.7% higher year over year. This increase was mainly due to (i) investments in TAG and other datacenter costs to support the growth of our operation, (ii) higher investments in our technology, customer support, and logistics teams; (iii) higher D&A costs, in line with the strong growth of our client base; (iv) higher deployment costs and (v) higher provisions and losses, not related to our credit product.

Compared with the second quarter of 2021, Cost of Services increased 73.8% and 25.7% ex-Linx, mainly because of items (i), (ii), (iv), and (v) from the year over year comparison explained above, in addition to (vi) higher costs from consultations at TAG and variable compensation provisioning in the third quarter as opposed to the second quarter.

Administrative Expenses

Administrative Expenses were R$359.8 million, 238.9% higher year over year. Excluding Linx consolidation, Administrative Expenses were R$292.3 million, a 175.3% increase year over year. This increase was mainly explained by (i) higher amortization of fair value adjustments on intangible assets related to acquisitions; (ii) one-off fees paid to advisors relative to the Linx and Banco Inter transactions totaling R$63.4 million and (iii) higher personnel expenses, mostly related to the consolidation of new software companies.

Compared with the second quarter of 2021, Administrative Expenses were 195.3% higher or 139.9% ex-Linx, mostly explained by the same reasons explained above, in addition to variable compensation provisioning in the third quarter as opposed to the second quarter.

Selling Expenses

Selling Expenses were R$308.2 million in the quarter, an increase of 120.9% year over year. Excluding Linx consolidation, Selling Expenses were R$256.2 million, an increase of 83.6% year over year. Such increase was mostly because of (i) higher marketing investments and (ii) investments in hiring salespeople, mostly related to hubs expansion.

Compared with the second quarter of 2021, Selling Expenses increased 38.1% or 14.8% ex-Linx, mostly due to the same reasons explained above, in addition to variable compensation provisioning in the third quarter as opposed to the second quarter.

Financial Expenses, Net

Financial Expenses, Net were R$330.7 million, 411.3% higher compared with the third quarter of 2020. Excluding Linx, Financial Expenses, Net were 387.4% higher than last year, mainly because of (i) higher outstanding volumes of prepayment; (ii) increased cost of funds, mostly due to the strong increase in the base rate in the country over the period; and (iii) cost of funds related to our bond.

Compared with the previous quarter, Financial Expenses, net were 109.9% higher, or 100.1% ex-Linx, mainly explained by the same factors above.

Fair value adjustment on equity securities designated at FVPL

In the third quarter of 2021, we have recognized R$1,341.2 million in mark-to-market losses in our investment in Banco Inter, compared to a gain of R$841.2 million in the previous quarter.

Other Income (Expenses), Net

Other Expenses, Net were R$29.1 million in the third quarter of 2021, 32.8% lower year over year, mostly explained by lower share-based expenses mainly related to the tax and social charges provisions in relation to the depreciation of our shares year over year.

Compared with the second quarter of 2021, Other Expenses, net were R$35.1 million lower, mostly because of the same reason mentioned above.

Income Tax and Social Contribution

During the third quarter of 2021, the Company recognized positive income taxes of R$167.6 million, compared with a R$122.4 million income tax and social contribution expense in the prior-year period. This difference is a result of reporting a pre-tax loss in its Income Statement, mostly a result of the investment in Banco Inter.

Profit Before Income Taxes and EBITDA

Profit (Loss) Before Income Taxes

Adjusted Profit Before Income Taxes, which adjusts for the same items as Adjusted Net Income (apart from taxes), was R$128.7 million in the quarter, compared with R$422.7 million for the prior-year period. This difference is mainly explained by (i) the fact that we temporarily paused our credit product, which had a negative effect on pre-tax income of R$179.7 million compared to the third quarter of 2020, (ii) higher base rate (CDI) in Brazil, which increased our Financial Expenses significantly and (iii) approximately R$120 million incremental investments compared with the third quarter of 2020 in the growth of our operation and in new businesses. These investments include (i) hiring of people to our operations to improve our distribution and service to our clients; (ii) investments in the development and improvement of different financial solutions beyond payments, such as banking, credit, and more recently, insurance; (iii) investments in software solutions that are not yet in a mature stage, (iv) marketing investments to strengthen our brand and attract new clients, (v) investments in technology, (vi) investments in TAG, our registry business, among others.

Compared with the second quarter of 2021, Adjusted Profit Before Income Taxes, which already excludes the mark-to-market effect from Banco Inter, was R$326.3 million higher, reflecting the R$397.2 million negative impact from credit in our Total Revenue and Income in the second quarter of 2021, partially offset by higher investments in our operation.

Table 5: Adjusted Profit Before Income Taxes Reconciliation (Quarter)

Profit before Income Taxes Bridge (R$mm)	3Q21	% Rev.	3Q20	% Rev.	Δ %	Δ p.p.
Profit before income taxes	(1,427.8)	(97.2%)	371.5	39.8%	n.m	(136.9 p.p.)
Share-based compensation expenses (a)	(1.7)	(0.1%)	30.8	3.3%	n.m	(3.4 p.p.)
Amortization of fair value adjustment (b)	98.5	6.7%	6.9	0.7%	1325.5%	6.0 p.p.
Fair Value adjustments of assets whose control was acquired (c)	(3.8)	(0.3%)	0.0	0.0%	n.a.	(0.3 p.p.)
Mark-to-market and Cost of Funds related to the investment in Banco Inter	1,388.5	94.5%	0.0	0.0%	n.a.	94.5 p.p.
Other expenses (d)	75.0	5.1%	13.5	1.4%	456.0%	3.7 p.p.
Adjusted profit before income taxes	128.7	8.8%	422.7	45.2%	(69.6%)	(36.5 p.p.)

Table 6: Adjusted Profit Before Income Taxes Reconciliation (Accumulated)

Profit before Income Taxes Bridge (R$mm)	9M21	% Rev.	9M20	% Rev.	Δ %	Δ p.p.
Profit before income taxes	(635.2)	(21.5%)	759.2	32.7%	n.m	(54.3 p.p.)
Share-based compensation expenses (a)	65.4	2.2%	70.7	3.1%	(7.5%)	(0.8 p.p.)
Amortization of fair value adjustment (b)	114.2	3.9%	13.8	0.6%	728.8%	3.3 p.p.
Fair Value adjustments of assets whose control was acquired (c)	(15.8)	(0.5%)	(3.0)	(0.1%)	429.6%	(0.4 p.p.)
Mark-to-market and Cost of Funds related to the investment in Banco Inter	552.3	18.7%	0.0	0.0%	n.a.	18.7 p.p.
Other expenses (d)	97.7	3.3%	15.2	0.7%	542.4%	2.7 p.p.
Adjusted profit before income taxes	178.6	6.1%	855.9	36.9%	(79.1%)	(30.9 p.p.)

(a) Consists of expenses related to one-time pre-IPO pool of share-based compensation.

(b) On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method.

(c) Consists of the gain on re-measurement of our previously held equity interest in Linked (2Q20), Vhsys (2Q21) and Collact (3Q21) to fair value upon the date control was acquired.

(d) Consists of the fair value adjustment related to associates call option, M&A and Bond expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx and Linx’s organizational restructuring.

Loss Before Income Taxes was R$1,427.8 million, compared with R$371.5 million of Profit Before Income Taxes for the third quarter of 2020, mostly as a result of (i) the R$1,388.5 million effect from mark-to-market and cost of funds from our investment in Banco Inter, (ii) R$98.5 million in amortization of fair value adjustments on intangibles related to acquisitions (iii) M&A expenses related to the acquisition of Linx and (iv) the same factors above as for the explanation of Adjusted Profit Before Income Taxes.

Adjusted EBITDA

Adjusted EBITDA was R$473.3 million in the quarter, 8.0% lower than in the third quarter of 2020. This lower figure is mainly explained by the fact that we temporarily paused our credit product, which contributed to our result in the third quarter of 2020, and higher investments in our operation as discussed in the “Profit (Loss) Before Income Taxes” section. Adjusted EBITDA Margin was 32.2% in the quarter.

Table 7: Adjusted EBITDA Reconciliation (Quarter)

EBITDA Bridge (R$mn)	3Q21	% Rev.	3Q20	% Rev.	Δ %	Δ p.p.
Profit before income taxes	(1,427.8)	(97.2%)	371.5	39.8%	n.m	(136.9 p.p.)
(+) Financial Expenses, Net	330.7	22.5%	64.7	6.9%	411.3%	15.6 p.p.
(-) Other Financial Income	(54.3)	(3.7%)	(27.6)	(3.0%)	96.7%	(0.7 p.p.)
(+) Depreciation and Amortization	214.0	14.6%	61.6	6.6%	247.6%	8.0 p.p.
EBITDA	(937.3)	(63.8%)	470.2	50.3%	n.m	(114.1 p.p.)
(+) Share-Based Compensation Expenses (a)	(1.7)	(0.1%)	30.8	3.3%	n.m	(3.4 p.p.)
(+) Fair Value adjustments of assets whose control was acquired (b)	(3.8)	(0.3%)	0.0	0.0%	n.a.	(0.3 p.p.)
Mark-to-market related to the investment in Banco Inter	1,341.2	91.3%	0.0	0.0%	n.a.	91.3 p.p.
(+) Other Expenses (c)	75.0	5.1%	13.5	1.4%	456.0%	3.7 p.p.
Adjusted EBITDA	473.3	32.2%	514.5	55.1%	(8.0%)	(22.9 p.p.)

Table 8: Adjusted EBITDA Reconciliation (Accumulated)

EBITDA Bridge (R$mn)	9M21	% Rev.	9M20	% Rev.	Δ %	Δ p.p.
Profit before income taxes	(635.2)	(21.5%)	759.2	32.7%	n.m	(54.3 p.p.)
(+) Financial Expenses, Net	580.8	19.7%	275.7	11.9%	110.7%	7.8 p.p.
(-) Other Financial Income	(156.2)	(5.3%)	(97.5)	(4.2%)	60.3%	(1.1 p.p.)
(+) Depreciation and Amortization	395.8	13.4%	184.9	8.0%	114.0%	5.4 p.p.
EBITDA	185.2	6.3%	1,122.4	48.4%	(83.5%)	(42.1 p.p.)
(+) Share-Based Compensation Expenses (a)	65.4	2.2%	70.7	3.1%	(7.5%)	(0.8 p.p.)
(+) Fair Value adjustments of assets whose control was acquired (b)	(15.8)	(0.5%)	(3.0)	(0.1%)	429.6%	(0.4 p.p.)
Mark-to-market related to the investment in Banco Inter	500.0	16.9%	0.0	0.0%	n.a.	16.9 p.p.
(+) Other Expenses (c)	97.7	3.3%	15.2	0.7%	542.4%	2.7 p.p.
Adjusted EBITDA	832.5	28.2%	1,205.3	52.0%	(30.9%)	(23.8 p.p.)

(a) Consists of expenses related to the vesting of one-time pre-IPO pool of share-based compensation.

(b) Consists of the gain on re-measurement of our previously held equity interest in Linked (2Q20), Vhsys (2Q21) and Collact (3Q21) to fair value upon the date control was acquired.

(c) Consists of the fair value adjustment related to associates call option, M&A and Bond expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx and Linx’s organizational restructuring.

EBITDA was negative R$937.3 million in the quarter mostly as a result of (i) the R$1,341.2 million pre-tax loss effect from mark-to-market from our investment in Banco Inter, (ii) M&A expenses related to the Linx acquisition, and (iii) the same factors above as for the explanation of Adjusted EBITDA.

Net Income (Loss) and EPS

Adjusted Net Income was R$132.7 million in the third quarter of 2021, compared with R$287.9 million of Adjusted Net Income in the third quarter of 2020. This lower Adjusted Net Income is explained by the same factors mentioned above for the variation of Adjusted Profit Before Income Taxes.

Net Loss in the third quarter of 2021 was R$1,260.2 million, compared with R$249.1 million of Net Income in the third quarter of 2020. This decrease was mainly due to the same factors mentioned above for the variation in Profit Before Income Taxes.

Adjusted diluted EPS for the Company was R$0.46 per share in the third quarter of 2021, compared with R$0.99 per share in the third quarter of 2020, mostly explained by the lower Adjusted Net Income. GAAP basic EPS was a negative R$4.05 per share, compared with a positive R$0.87 in the prior-year period. This difference was mainly due to the lower Net Income, with R$1,388.5 million impact from mark-to-market and cost of funds from the investment in Banco Inter.

Table 9: Adjusted Net Income Reconciliation (Quarter)

Net Income Bridge (R$mm)	3Q21	% Rev.	3Q20	% Rev.	Δ %	Δ p.p.
Net income for the period	(1,260.2)	(85.7%)	249.1	26.7%	n.m	(112.4 p.p.)
Share-based compensation expenses (a)	(1.7)	(0.1%)	30.8	3.3%	n.m	(3.4 p.p.)
Amortization of fair value adjustment (b)	98.5	6.7%	6.9	0.7%	1325.5%	6.0 p.p.
Gain on previously held interest in associate (c)	(3.8)	(0.3%)	0.0	0.0%	n.a.	(0.3 p.p.)
Mark-to-market and Cost of Funds related to the investment in Banco Inter	1,388.5	94.5%	0.0	0.0%	n.a.	94.5 p.p.
Other expenses (d)	75.0	5.1%	13.5	1.4%	456.0%	3.7 p.p.
Tax effect on adjustments	(163.6)	(11.1%)	(12.5)	(1.3%)	1211.9%	(9.8 p.p.)
Adjusted net income	132.7	9.0%	287.9	30.8%	(53.9%)	(21.8 p.p.)

GAAP basic EPS (e)	(4.05)	n.a.	0.87	n.a.	n.m	n.a.
Adjusted diluted EPS (f)	0.46	n.a.	0.99	n.a.	(53.7%)	n.a.
Basic Number of shares	308.9	n.a.	292.8	n.a.	5.5%	n.a.
Diluted Number of shares	308.9	n.a.	297.2	n.a.	3.9%	n.a.

Table 10: Adjusted Net Income Reconciliation (Accumulated)

Net Income Bridge (R$mm)	9M21	% Rev.	9M20	% Rev.	Δ %	Δ p.p.
Net income for the period	(575.9)	(19.5%)	531.3	22.9%	n.m	(42.4 p.p.)
Share-based compensation expenses (a)	65.4	2.2%	70.7	3.1%	(7.5%)	(0.8 p.p.)
Amortization of fair value adjustment (b)	114.2	3.9%	13.8	0.6%	728.8%	3.3 p.p.
Gain on previously held interest in associate (c)	(15.8)	(0.5%)	(3.0)	(0.1%)	429.6%	(0.4 p.p.)
Mark-to-market and Cost of Funds related to the investment in Banco Inter	552.3	18.7%	0.0	0.0%	n.a.	18.7 p.p.
Other expenses (d)	97.7	3.3%	15.2	0.7%	542.4%	2.7 p.p.
Tax effect on adjustments	(68.2)	(2.3%)	(27.6)	(1.2%)	147.2%	(1.1 p.p.)
Adjusted net income	169.6	5.7%	600.4	25.9%	(71.8%)	(20.2 p.p.)

GAAP basic EPS (e)	(1.83)	n.a.	1.91	n.a.	n.m	n.a.
Adjusted diluted EPS (f)	0.59	n.a.	2.12	n.a.	(72.3%)	n.a.
Basic Number of shares	308.9	n.a.	282.6	n.a.	9.3%	n.a.
Diluted Number of shares	308.9	n.a.	287.0	n.a.	7.6%	n.a.

(a) Consists of expenses related to the vesting of one-time pre-IPO pool of share-based compensation.

(b) On intangibles related to acquisitions. Consists of expenses resulting from the amortization of the fair value adjustment on intangible assets and property and equipment as a result of the application of the acquisition method.

(c) Consists of the gain on re-measurement of our previously held equity interest in Linked (2Q20), Vhsys (2Q21) and Collact (3Q21) to fair value upon the date control was acquired.

(d) Consists of the fair value adjustment related to associates call option, M&A and Bond expenses, earn-out interests related to acquisitions, gains/losses in the sale of companies, dividends from Linx and Linx’s organizational restructuring.

(e) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 17 of our Interim Condensed Consolidated Financial Statements, September 30th, 2021.

(f) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Cash Flow

As mentioned in our second quarter of 2021 Earnings Release, in the third quarter of 2021 we have evolved our managerial view of Adjusted Free Cash Flow and other cash flow metrics.

We have made two changes in the way we present our cash flow:

•	we have separated the effects of the variations in our Accounts Receivables from Card Issuers and Accounts Payable to Clients into (i) the variations related to our prepayment operation and (ii) the variations that occur regardless of the prepayment business, according to the original settlement periods. As a reminder, due to the payment cycle of electronic payments in Brazil, we have floating from card transactions, as we usually receive funds from card issuers before we settle our clients;

•	we continue to strip out from our Adjusted Free Cash Flow metric the effect from changes in our credit portfolio. We are now stripping out the actual cash inflows/(outflows) from the credit solution, instead of the changes in the fair value of the portfolio. We believe that this approach provides a more accurate metric in terms of cash flow.

StoneCo management looks at Adjusted Net Cash Provided by/ (Used in) Operating Activities and Adjusted Free Cash Flow, both non-IFRS metrics. These metrics include the following two adjustments to the IFRS metric of Net Cash Provided by/ (Used in) Operating Activities:

•	We exclude the positive effect of cash inflows from the sale of Accounts Receivables from Card Issuers and the negative effect from Payable to Clients that are prepaid by us;

•	We exclude the cash inflows / (outflows) from our credit operation;

•	We exclude any effect caused by changes in our digital clients’ float.

Adjusted Free Cash Flow (non-IFRS metric)

The table below is a summarized version of our managerial view of our Net Cash Provided by (Used in) Operating Activities and Adjusted Free Cash Flow (non-IFRS metrics).

Table 11: Summarized Adjusted Free Cash Flow Reconciliation

Summarized Statement of Cash Flows (R$mm)	3Q21	3Q20
Net Income	(1,260.2)	249.1
(+/-) Non-cash items	1,616.5	(116.4)
Cash net income	356.3	132.8
(+) Adjusted working capital variations (a)	32.2	283.7
(=) Adjusted net cash provided by (used in) operating activities	388.4	416.4
(-) Capex (b)	(149.9)	(181.9)
(=) Adjusted Free Cash Flow	238.5	234.5

(-) Prepayment Cash Needs	(2,511.2)	(929.1)
(+/-) Cash inflows/ (outflows) to credit solution	483.3	(436.4)
(+/-) Adjustments to digital clients float	(385.9)	92.5
(=) Free Cash Flow	(2,175.3)	(1,038.4)

(-) M&A & other investing activities	(4,732.3)	(62.3)
(=) Net cash provided by (used in) investing activities (ex-Capex)	(4,732.3)	(62.3)

(+/-) Sale of Receivables, FIDC and debt issuance /(repayment)	2,172.2	49.3
(+/-) Capital increase	0.0	7,845.6
(+/-) Other financing activities	(1.0)	(0.2)
(=) Adjusted net cash provided by (used in) financing activities	2,171.1	7,894.6

(=) Change in cash + short and long term investments	(4,736.4)	6,794.0
(+/-) Short/long term investments	1,920.8	(7,379.7)
(+) Effect from foregin exchange on cash and cash equivalents	(15.1)	1.3
(=) Change in cash and cash equivalents	(2,830.8)	(584.5)

(a)	Excludes the following items: (i) positive effect of cash inflows from the sale of Accounts Receivables from Card Issuers and the negative effect from Payable to Clients that are prepaid by us; (ii) the cash inflows / (outflows) from our credit operation; (iii) any effect caused by changes in the floating clients have with us in our Pagar.me digital account.

(b)	Includes purchase of property and equipment, plus purchases and development of intangibles assets.

The Company defines Adjusted Free Cash Flow27, a non-IFRS metric, as Adjusted Net Cash Provided by (Used in) Operating Activities (non-IFRS), less Purchase of Property and Equipment and Purchases and Development of Intangible Assets ("Capex").

The Company reported an Adjusted Free Cash Flow of R$238.5 million in the third quarter of 2021, compared with R$234.5 million in the third quarter of 2020. The slight increase was mainly due to (i) a higher level of cash net income, which increased from R$132.8 million in the third quarter of 2020 to R$ 356.3 million in the third quarter of 2021, and (ii) a lower Capex, which decreased from R$181.9 million in the third quarter of 2020 to R$149.9 million in the third quarter of 2021. These effects were mostly offset by lower cash flow from working capital, especially Recoverable Taxes, Interest Paid, Prepaid Expenses, Accounts Receivables from Card Issuers and Accounts Payable to Clients excluding prepayment operations, Labor and Social Security Liabilities and Other Liabilities.

________________

27 Adjusted Free Cash Flow is a non-IFRS measure. Refer to the discussion on non-IFRS financial measures and reconciliations included in our 2020 Earnings Release.

Net Cash Provided by (Used In) Operating Activities (IFRS-metric)

In the third quarter of 2021, Net Cash Provided by Operating Activities was R$1,778.9 million, compared with R$1,669.9 million of Net Cash Used in Operating Activities in the third quarter of 2020, an increase of R$3,448.8 million. This variation reflects R$3,225.3 million higher Net Cash Provided by Operating Activities from Working Capital and R$223.5 million higher Net Income adjusted by non-cash events. The positive variation from Working Capital resulted from (i) R$1,598.3 million higher Net Cash Provided by Operating Activities from Accounts Payable to Clients, (ii) R$1,108.9 million lower Net Cash Used in Operating Activities from Accounts Receivable from Card Issuers and (iii) R$611.9 million higher Net Cash Provided by Operating Activities from Trade Accounts Receivable, Banking Solutions and Other Assets, mainly due to a positive inflow from credit, given the temporary halt in disbursements while we collect clients’ amortization of contracts. These factors were partially offset by R$93.8 million lower Net Cash Provided by Operating Activities from other smaller effects.

Net Cash Used in Investing Activities

Net Cash Used in Investing Activities was R$2,961.4 million for the third quarter of 2021, compared with R$7,623.9 million in the third quarter of 2020, a difference of R$4,662.4 million. This difference was mainly driven by a R$9,300.5 million difference in Proceeds from Short and Long-term investments, net, as in the third quarter of 2021 we converted R$1,920.8 million in short and long-term investments into cash, while in the third quarter of 2020 we acquired short and long-term investments in an amount of R$7,379.7 million resulting from the follow-on offering in that quarter. This effect was partially offset by R$4,700.0 million higher cash outflow related to the acquisition of subsidiaries, with R$4.7 billion used to pay for the Linx acquisition. Capex was R$32.0 million lower in the third quarter of 2021 compared with the prior-year period, explained by lower acquisitions of POS due to anticipation of POS purchases in previous quarters, partially offset by higher software intangible assets, mostly related to additions from Linx. Other smaller effects contributed, in aggregate, with a R$30.0 million positive effect.

Net Cash Provided by (Used in) Financing Activities

Net Cash Used in Financing Activities was R$1,633.1 million for the third quarter of 2021, compared with Net Cash Provided by Financing Activities of R$8,708.0 million for the third quarter of 2020, a difference of R$10,341.2 million. This difference is mainly explained by (i) the R$7,845.6 million capital increase in the third quarter of 2020 related to our follow-on offering to fund the Linx transaction and (ii) R$2,494.8 million difference in debt and FIDC issuances, net of repayments, as in the third quarter of 2020 we raised R$862.7 million, net of payments, and in the third quarter of 2021, we were net payers in the amount of R$1,632.1 million.

Adjusted Net Cash

As mentioned in our second quarter of 2021 Earnings Release, in the third quarter of 2021 we have evolved our managerial view of Adjusted Net Cash.

We are no longer including Loans Designated at FVPL in our Adjusted Cash metric. Accordingly, we exclude obligations to senior quota holders of FIDCs related to our credit operation from our Adjusted Debt metric.

Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 12 below:

Table 12: Adjusted Net Cash

Adjusted Net Cash (R$mm)	3Q21	4Q20
Cash and cash equivalents	3,041.9	2,447.0
Short-term investments	2,246.0	8,128.1
Accounts receivable from card issuers	18,456.4	16,307.2
Derivative financial instrument (b)	174.0	25.0
Adjusted Cash	23,918.3	26,907.2

Accounts payable to clients	(14,458.1)	(8,860.4)
Loans and financing (a)	(4,212.0)	(1,534.2)
Obligations to FIDC quota holders (c)	(2,530.4)	(4,134.8)
Derivative financial instrument (b)	(16.6)	(16.2)
Adjusted Debt	(21,217.1)	(14,545.6)

Adjusted Net Cash	2,701.3	12,361.6

(a)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

(b)	Refers to economic hedge of cash and cash equivalents and short-term investments denominated in U.S. dollars.

(c)	Excludes obligations to senior quotas of FIDCs SOMA III and SOMA IV, related to our credit operation.

Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.

As of September 30, 2021, the Company´s Adjusted Net Cash position was R$2,701.3 million compared with R$12,361.6 million on December 31, 2020, a decrease of R$9,660.3 million. The main factors for the decrease were the R$4.7 billion cash payment for the acquisition of Linx, R$2.5 billion investment in Banco Inter, R$988.8 million in repurchases of our own shares in the first half of 2021, and R$371.8 million in the purchase of Linx’s shares in the market.

Below, we provide more details on each line item:

•	Cash and Cash Equivalents plus Short-term Investments decreased by R$5,287.2 million, from R$10,575.0 million on December 31, 2020, to R$5,287.9 million on September 30, 2021, mostly related to the payment for the acquisition of Linx in the third quarter of 2021;

•	Loans and financing plus Obligations to FIDC quota holders (which excludes obligations to senior quota holders of FIDCs related to our credit operation) increased R$1,073.4 million from R$5,669.0 million on December 31, 2020, to R$6,742.4 million on September 30, 2021, as the company raised its USD500 million inaugural dollar bond and raised R$3.5 billion in new CCBs ("Cédula de Crédito Bancário"). At the same time, the Company amortized a significant part of its CCBs raised in the nine months ended 2021, as well as other debts;

•	Accounts Receivable from Card Issuers, net of Accounts Payable to Clients decreased by R$3,448.4 million, from R$7,446.8 million on December 31, 2020, to R$3,998.4 million on September 30, 2021, mainly because of lower use of debt and own capital compared with sale of receivables to commercial banks to fund our operations.

Other Information

Conference Call

Stone will discuss its third quarter financial results during a teleconference today, November 16, 2021, at 5:00 PM ET / 7:00 PM BRT. The conference call can be accessed at +1 (412) 317 6346 or +1 (844) 204 8586 (US), or +55 (11) 3181 8565 (Brazil), or +44 (20) 3795 9972 (UK).

The call will also be broadcast simultaneously on Stone’s Investor Relations website at https://investors.stone.co/. Following the completion of the call, a recorded replay of the webcast will be available on Stone’s Investor Relations website at https://investors.stone.co/.

About Stone Co.

Stone Co. is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief”, and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors. In particular, due to the high level of uncertainty with respect to the duration and scope of the COVID-19 crisis, the quantification of impacts on our financial and operating results cannot be reasonably estimated at this time.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents the following non-IFRS measures of financial performance: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash Provided by / (Used in) Operating Activities, Adjusted Net Cash Provided by (Used in) Financing Activities, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Net Cash / (Debt), Adjusted Profit (Loss) Before Income Taxes, Adjusted Pre-Tax Margin, EBITDA and Adjusted EBITDA.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) non-cash expenses related to the grant of share-based compensation and the fair value (mark-to-market) adjustment for share-based compensation classified as a liability, (2) amortization of intangibles related to acquisitions, (3) one-time impairment charges, (4) unusual income and expenses and (5) tax expense relating to the foregoing adjustments. Adjusted Net Margin is calculated by dividing Adjusted Net Income by Total Revenue and Income. Adjusted EPS (diluted) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Stone has presented Adjusted Profit Before Income Taxes and Adjusted EBITDA to eliminate the effect of items that it does not consider indicative of its continuing business performance within the period presented. Stone adjusts these metrics for the same items as Adjusted Net Income, as applicable.

Stone has presented Adjusted Net Cash Provided by/ (Used in) Operating Activities, in order to provide an additional view of cash flow from operations without the effect of funding decisions related to our financial solutions. Stone has presented Adjusted Free Cash Flow metric, which has limitations as it omits certain components of the overall Cash Flow Statement and does not represent the residual cash flow available for discretionary expenditures. For example, this metric does not incorporate the portion of payments representing principal reductions of debt or cash payments for business acquisitions. Therefore, the Company believes it is important to view Free Cash Flows measures only as a complement to our entire consolidated Statements of Cash Flows.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers, and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment operations.

Unaudited Consolidated Statement of Profit or Loss

Table 13: Unaudited Consolidated Statement of Profit or Loss

Statement of Profit or Loss (R$mm)	3Q21	3Q20	9M21	9M20
Net revenue from transaction activities and other services	436.7	354.1	1,114.2	808.9
Net revenue from subscription services and equipment rental	371.0	92.5	663.8	266.1
Financial income	607.7	460.1	1,016.5	1,146.0
Other financial income	54.3	27.6	156.2	97.5
Total revenue and income	1,469.6	934.3	2,950.7	2,318.4
Cost of services	(525.6)	(208.1)	(1,067.7)	(556.7)
Administrative expenses	(359.8)	(106.2)	(599.2)	(270.0)
Selling expenses	(308.2)	(139.5)	(694.1)	(366.0)
Financial expenses, net	(330.7)	(64.7)	(580.8)	(275.7)
Fair value adjustment on equity securities designated at FVPL	(1,341.2)	0.0	(500.0)	0.0
Other income (expenses), net	(29.1)	(43.3)	(134.8)	(86.8)
Loss on investment in associates	(2.8)	(1.1)	(9.2)	(3.9)
Profit before income taxes	(1,427.8)	371.5	(635.2)	759.2
Income tax and social contribution	167.6	(122.4)	59.3	(227.9)
Net income for the period	(1,260.2)	249.1	(575.9)	531.3

Unaudited Consolidated Balance Sheet Statement

Table 14: Unaudited Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	30-Sep-21	31-Dec-20
Assets
Current assets	27,352.2	29,274.8
Cash and cash equivalents	3,041.9	2,447.0
Short-term investments	2,246.0	8,128.1
Financial assets from banking solution	1,616.1	714.9
Accounts receivable from card issuers	18,456.4	16,307.2
Trade accounts receivable	1,256.0	1,415.9
Recoverable taxes	148.9	56.4
Prepaid expenses	172.6	67.7
Derivative financial instruments	179.5	43.1
Other assets	234.7	94.7

Non-current assets	12,359.1	2,473.8
Trade accounts receivable	92.2	382.1
Receivables from related parties	4.6	7.2
Deferred tax assets	316.3	138.7
Prepaid expenses	225.3	51.2
Other assets	132.8	85.6
Long-term investments	2,000.0	0.0
Investment in associates	67.7	52.0
Property and equipment	1,301.3	717.2
Intangible assets	8,218.8	1,039.9

Total Assets	39,711.3	31,748.7

Liabilities and equity
Current liabilities	19,789.1	13,380.4
Deposits from banking customers	1,514.6	888.1
Accounts payable to clients	14,455.2	8,860.4
Trade accounts payable	397.6	180.5
Loans and financing	1,461.5	1,184.7
Obligations to FIDC quota holders	1,379.3	1,960.1
Labor and social security liabilities	316.9	173.1
Taxes payable	174.5	106.8
Derivative financial instruments	16.6	16.2
Other liabilities	72.8	10.4

Non-current liabilities	5,402.3	3,376.3
Accounts payable to clients	2.8	0.0
Loans and financing	3,028.7	524.4
Obligations to FIDC quota holders	1,242.9	2,414.4
Deferred tax liabilities	654.3	61.1
Provision for contingencies	42.1	10.2
Labor and social security liabilities	55.3	81.3
Other liabilities	376.1	285.0

Total liabilities	25,191.5	16,756.6

Equity attributable to owners of the parent	14,434.3	14,853.5
Issued capital	0.1	0.1
Capital reserve	14,485.4	13,479.7
Treasury shares	(1,065.2)	(76.4)
Other comprehensive income	123.2	(5.0)
Retained earnings	890.8	1,455.0

Non-controlling interests	85.5	138.6

Total equity	14,519.8	14,992.0

Total liabilities and equity	39,711.3	31,748.7

Unaudited Consolidated Statement of Cash Flows

Table 15: Unaudited Consolidated Statement of Cash Flows

Cash Flow (R$mm)	3Q21	3Q20	9M21	9M20
Net income (loss) for the period	(1,260.2)	249.1	(575.9)	531.3

Adjustments on Net Income:
Depreciation and amortization	214.0	61.6	395.8	184.9
Deferred income tax and social contribution	(210.2)	31.2	(186.5)	66.4
Loss on investment in associates	2.8	1.1	9.2	3.9
Interest, monetary and exchange variations, net	(151.7)	(199.4)	(643.2)	(142.7)
Provision for contingencies	1.4	0.4	4.8	2.2
Share-based payments expense	40.7	12.1	91.9	19.8
Allowance for expected credit losses	20.5	5.4	39.4	26.4
Loss on disposal of property, equipment and intangible assets	44.7	12.7	84.2	27.0
Effect of applying hyperinflation	1.3	0.0	1.3	0.0
Loss on sale of subsidiary	0.0	0.0	12.7	0.0
Fair value adjustment in financial instruments at FVPL	1,566.5	(41.6)	1,642.7	(46.7)
Fair value adjustment in derivatives	90.2	0.1	85.4	20.8
Remeasurement of previously held interest in subsidiary acquired	(3.8)	0.0	(15.8)	(3.0)

Working capital adjustments:
Accounts receivable from card issuers	(1,867.9)	(2,976.8)	(2,423.4)	(1,713.4)
Receivables from related parties	0.2	(1.4)	(0.4)	6.2
Recoverable taxes	(27.2)	66.7	(71.2)	(8.5)
Prepaid expenses	(42.6)	3.2	(274.4)	(104.3)
Trade accounts receivable, banking solutions and other assets	94.8	(517.1)	(37.8)	(1,026.4)
Accounts payable to clients	2,915.6	1,317.3	3,878.4	1,016.2
Taxes payable	27.3	35.0	123.3	208.7
Labor and social security liabilities	43.6	73.7	28.8	87.9
Provision for contingencies	(2.6)	(0.5)	(7.9)	(2.1)
Other Liabilities	(42.3)	46.3	0.2	59.6
Interest paid	(91.8)	(28.0)	(180.9)	(138.3)
Interest income received, net of costs	436.8	204.3	1,121.7	865.3
Income tax paid	(21.4)	(25.3)	(90.6)	(127.8)

Net cash provided by (used in) operating activity	1,778.9	(1,669.9)	3,011.9	(186.2)

Investing activities
Purchases of property and equipment	(86.3)	(153.7)	(611.0)	(334.7)
Purchases and development of intangible assets	(63.7)	(28.2)	(140.0)	(70.7)
Acquisition of subsidiary, net of cash acquired	(4,727.9)	(28.0)	(4,737.4)	(85.3)
Proceeds from short- and long-term investments, net	1,920.8	(7,379.7)	5,078.3	(5,159.2)
Acquisition of equity securities	0.0	0.0	(2,480.0)	0.0
Disposal of short and long-term investments - equity securities	0.0	0.0	209.3	0.0
Proceeds from the disposal of non-current assets	(1.4)	1.7	(1.3)	6.6
Acquisition of interest in associates	(2.9)	(36.0)	(41.5)	(43.5)

Net cash provided by investing activities	(2,961.4)	(7,623.9)	(2,723.6)	(5,686.8)

Financing activities
Proceeds from borrowings	700.0	150.0	5,985.4	3,606.8
Payment of borrowings	(1,581.1)	(1,244.0)	(3,089.4)	(5,331.1)
Payment to FIDC quota holders	(733.3)	(529.8)	(2,353.3)	(1,646.3)
Proceeds from FIDC quota holders	0.0	2,500.0	584.2	2,500.0
Payment of leases	(17.6)	(13.6)	(62.8)	(28.1)
Capital increase, net of transaction costs	0.0	7,845.6	0.0	7,845.6
Repurchase of shares	0.0	0.0	(988.8)	(76.3)
Acquisition of non-controlling interests	(0.3)	(0.2)	(0.9)	(0.7)
Transaction with non-controlling interests	0.0	0.0	230.5	0.0
Dividends paid to non-controlling interests	(0.7)	0.0	(1.7)	0.0
Cash proceeds from non-controlling interest	0.0	0.0	0.9	230.5

Net cash provided by (used in) financing activities	(1,633.1)	8,708.0	304.1	7,100.4

Effect of foreign exchange on cash and cash equivalents	(15.1)	1.3	2.4	(3.4)

Change in cash and cash equivalents	(2,830.8)	(584.5)	594.9	1,224.0

Cash and cash equivalents at beginning of period	5,872.7	2,776.8	2,447.0	968.3
Cash and cash equivalents at end of period	3,041.9	2,192.3	3,041.9	2,192.3

Stone and Linx Proforma Historical P&L

Table 16: Stone and Linx Proforma Historical P&L

Statement of Profit or Loss - Stone and Linx Proforma (R$mm)	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21
Net revenue from transaction activities and other services	259.2	255.6	383.5	368.3	346.4	390.3	436.7
Net revenue from subscription services and equipment rental	270.0	266.0	284.7	323.4	343.1	365.0	371.0
Financial income	361.1	328.0	462.3	504.1	372.0	43.5	607.7
Other financial income	41.6	38.8	31.9	48.6	44.5	66.9	54.3
Total revenue and income	931.9	888.3	1,162.4	1,244.4	1,106.0	865.7	1,469.6
Cost of services	(260.3)	(299.6)	(317.3)	(363.7)	(359.2)	(454.9)	(525.6)
Administrative expenses	(132.6)	(146.9)	(171.4)	(207.1)	(178.7)	(237.8)	(359.8)
Selling expenses	(148.8)	(155.7)	(181.1)	(183.6)	(205.9)	(269.8)	(308.2)
Financial expenses, net	(163.9)	(73.9)	(84.5)	(83.5)	(107.4)	(173.8)	(330.7)
Fair value adjustment on equity securities designated at FVPL	(5.4)	(44.3)	(47.8)	(104.9)	(44.4)	(100.9)	(29.1)
Other income (expenses), net	0.0	0.0	0.0	0.0	0.0	841.2	(1,341.2)
Loss on investment in associates	(1.3)	(1.5)	(1.1)	(3.0)	(3.6)	(2.8)	(2.8)
Profit before income taxes	219.7	166.4	359.2	298.6	206.7	466.8	(1,427.8)
Income tax and social contribution	(70.2)	(40.0)	(117.9)	(58.4)	(55.3)	(48.0)	167.6
Net income for the period	149.6	126.4	241.2	240.2	151.4	418.8	(1,260.2)

Adjusted Net Income	159.8	160.9	298.2	352.9	182.7	(153.7)	132.7

Glossary of Terms

•	“Active Clients (ex-micromerchants)”: refers to SMBs (online and offline) and Key Accounts clients. Does not include micromerchants. Considers clients that have transacted at least once over the preceding 90 days.

•	“Active Clients - Financial Operating System for MSMBs”: refers to SMBs (online and offline), and micromerchants. Considers clients that have transacted at least once over the preceding 90 days, except for micromerchants active clients which considers clients that have transacted once in the preceding 12 months.

•	“Banking Money-In Volumes”: includes money-in volumes from TED, PIX, boleto issuance and TPV from other acquirers settled in the Stone account.

•	“Banking Money-Out Volumes”: Includes Pix Out, wiretransfers, bill payments, boletos paid, withdrawals, recharge and others.

•	“Coronavoucher”: government financial aid program created amid COVID, targeting the most vulnerable part of the population as autonomous and informal workers and people without income.

•	“Financial Operating System for MSMBs”: refers to our payments and financial services business serving bricks-and-mortar and online SMBs and micromerchants. Includes money-in, money-out and working capital solutions, including digital banking, credit and online checkout.

•	“Integrated Financial Platform”: integrated financial platform including our acquiring, banking and credit solutions in a single interface.

•	“Omni OMS”: our OMS solution offers multi-channel purchasing processes that integrate stores, franchisees, and distribution centers, thereby providing a single channel for retailers.

•	“Key Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. We breakdown Key Accounts into subacquirer clients and platform clients.

•	“MSMBs”: the combination of SMBs and micromerchant clients.

•	“Software”: refers to our software ecosystem with solutions in different verticals for all sizes of clients. Includes Linx, unless otherwise noted.

•	“Take Rate”: Total Revenue and Income minus Other Financial Income, divided by TPV.

•	“Micromerchants Active Client Base”: refers to clients that have transacted with TON or Stone Mais at least once over the preceding 12 months.

•	“Total Account Balance”: accounts balance from our SMBs (online and offline) and micromerchants.

•	“TPV”: Total Payment Volume. Up to the fourth quarter of 2020, refers to processed TPV. From the first quarter of 2021 onwards, reported TPV figures consider all volumes settled by StoneCo. Does not include volumes from Linx Pay.